UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-18541

National Tax Credit Partners, L.P.

(Exact name of registrant as specified in its charter) P.O. Box 91274 Los Angeles, California 90009 (720) 387-8135
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices) Limited Partnership Units
(Title of each class of securities covered by this Form) None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)¨	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, National Tax Credit Partners, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

National Partnership Investments LLC
General Partner

Dated: March 26, 2014	By:	/s/ Brian Flaherty
Brian Flaherty Senior Managing Director